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                            January 12, 2022

       Blythe Masters
       Chief Executive Officer
       Motive Capital Corp
       7 World Trade Center
       250 Greenwich Street, FL 47
       New York, NY 10007

                                                        Re: Motive Capital Corp
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-4
                                                            Filed December 17,
2021
                                                            File No. 333-260104

       Dear Mr. Masters:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 3, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Cover Page

   1. Refer to your response to comment 1. Please disclose the cash value that the public shareholders, public
warrantholders and Sponsor will receive in connection with Merger.
 Blythe Masters
FirstName  LastNameBlythe Masters
Motive Capital Corp
Comapany
January 12,NameMotive
            2022       Capital Corp
January
Page 2 12, 2022 Page 2
FirstName LastName
Questions and Answers about the Merger
How do the Motive Public Warrants differ from the Motive Private Warrants and what are the related risks for any holders of . . . ., page 11

2. Refer to your response to comment 6. Please revise to clearly describe the steps the combined company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Motive's Board of Directors' Reasons for the Approval of the Business Combination, page 21

3. Refer to your response to comment 15. Please update to disclose Forge's net losses for the nine months ended September 30, 2021 in the fourth bullet point on page 21.
Opinion of the Financial Advisor to Motive's Board of Directors, page 23

4. Refer to your response to comment 17 that your fairness opinion does not address shareholders or a group of shareholders individually or in the aggregate and addresses only fairness to the company. Please revise here and throughout to emphasize and clarify that the fairness opinion does not address the fairness of the consideration that the shareholders will receive and addresses only the fairness to the company.
Other Agreements
Forge Shareholder Support Agreement, page 25

5. Refer to your response to comment 18. Please disclose the percentage of votes held by the
         Supporting Forge Shareholders and the percentage of votes required for Forge to approve the Merger and the transactions contemplated by the Merger Agreement. Summary of the Proxy Statement/Prospectus
Ownership of Motive Following the Business Combination, page 25

6. Refer to your response to comment 3. Please disclose the approximate dollar value of the
         Sponsor's total potential ownership interest in the combined company assuming exercise and conversion of all securities based on the transaction value and recent trading prices as compared to the price paid.
Organizational Structure
After the Business Combination, page 28

7. Refer to your response to comment 19. Please revise to show the percentage of ownership held by the A&R FPA Investors. In addition, we note that Forge Financial Holdings Inc.
         holds over 50% of SharesPost China Limited. Please disclose where this company is incorporated.
 Blythe Masters
FirstName  LastNameBlythe Masters
Motive Capital Corp
Comapany
January 12,NameMotive
            2022       Capital Corp
January
Page 3 12, 2022 Page 3
FirstName LastName
Risk Factors
Risks Related to the Operation of Our Business
There is no assurance that our revenue and business models will be successful, page 47

8. Refer to your response to comment 36. Please disclose here that you maintain that the transaction prices are information belonging to Forge. In addition, address the risks related to your data policy and how this could impact your Data Services and Markets offering or tell us why you no longer view this as a material risk. Regulatory, Tax and Legal Risks, page 54

9. Please addresses the potential risks to your business if the laws and regulations relating to the private capital markets were to undergo changes resulting in increased oversight or disclosure obligations.
We have expanded and may continue to expand into international markets . . . ., page 55

10. Refer to your response to comment 23. Please disclose here and in the Information About
         Forge section the specific business operations of Forge in Hong Kong and the materiality of your Hong Kong clients to your business, and consider the issues and risks addressed in the Sample Letter to China-Based Companies located on our website and revise your disclosure accordingly. Please tell us whether a majority of your operations are in China or Hong Kong. Also, please revise your risk factors section to disclose the specific risks related to your business operations in Hong Kong, including a discussion of the impact if certain PRC laws and regulations were to become applicable in Hong Kong, the risk that your subsidiary could become subject to direct oversight of the PRC government at any time due to changes in laws as well as recent policy pronouncements by the PRC government regarding business activities of US-listed Chinese businesses. In addition, please revise your disclosure on page 200 to describe the material terms of your distribution and outsourcing agreement with Rockpool Capital Limited as well as a description of Type 1 business as set forth under the rules of the
SFC.
Risks Relating to the Domestication
The provision of the proposed bylaws required exclusive forum . . . ., page 78

11. Refer to your response to comment 30. Please revise your disclosure here, if true, to state that the Proposed Bylaws identify the federal district courts of the United States as the sole and exclusive forum for any complaint asserting a cause of action arising under the
         Securities Act of 1933. In this regard, we note that your disclosure on pages 139, 140,
         143, 263, 265 and C-16 appears to be inconsistent with your response that the Proposed
         Bylaws will specify that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act or Exchange Act as the provision identifies the federal district courts as the exclusive forum for any complaint asserting a cause of action arising under the Securities Act. Please advise and revise accordingly. In
 Blythe Masters
Motive Capital Corp
January 12, 2022
Page 4
         addition, please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Extraordinary Meeting of Shareholders
Purpose of the Extraordinary Meeting, page 94

12. Please disclose here and throughout a summary of each of the separately presented proposals that comprise the Non-Binding Organizational Documents Proposals.
Proposals No. 3A through 3F - The Non-Binding Organizational Proposals Non-Binding Organizational Documents Proposal 3C - Adoption of Supermajority Vote
Requirements to Amend the Proposed Organizational Document, page 139

13. Refer to your response to comment 31. Please expand your descriptions of Articles V, VI,
         VII, VIII, and IX of the Proposed Charter so that investors understand each of these provisions.
U.S. Federal Income Tax Considerations, page 159

14. Refer to your response to comment 32. Please confirm your understanding that you are required to file a signed tax opinion from counsel pursuant to Item 601(b)(8) of
         Regulation S-K prior to effectiveness. After you have filed the signed tax opinion, please revise your disclosure on page 160 accordingly.
Information About Forge
Business Overview, page 182

15. Refer to your response to comment 33. On page 183, you disclose metrics, including the number of trades facilitated in over 400 companies in 70 countries measured "[s]ince
         [y]our inception, together with the historical businesses and companies [you] have acquired." Please revise your disclosure on page 183 to state the date of your inception and the historical periods of the businesses and companies you have acquired that are included in the disclosure noted above.
16. Refer to your response to comment 34. You state that over the last twelve months ending
       June 30, 2021, the placement fees that you charged buyers and/or sellers on Forge
       Markets averaged 3.1%. Please revise to state the average and the range of the placement
FirstName LastNameBlythe Masters
       fees charged on Forge Markets for the fiscal year ended December 31, 2020 and the nine
Comapany    NameMotive
       months            Capital 30,
               ended September   Corp2021. In addition, please disclose the
range of fees you
       charge for custodial
January 12, 2022 Page 4     administration.
FirstName LastName
 Blythe Masters
FirstName  LastNameBlythe Masters
Motive Capital Corp
Comapany
January 12,NameMotive
            2022       Capital Corp
January
Page 5 12, 2022 Page 5
FirstName LastName
Forge's Differentiated Solutions
Forge Markets, page 187

17. Refer to your response to comment 35. On page 187, you state that you have a process designed to ascertain whether an exemption from registration is available for the transactions Forge facilitates. Please disclose the process.
18. We note your response to comment 37 and reissue the comment in part. Please explain the impact of issuer contractual obligations and/or transfer restrictions on the structure and mechanics of the transactions, including in situations where such obligations and/or restrictions are not satisfied or otherwise waived. Please also explain the role of the issuer in these transactions, including whether such approval is required in all cases.
19. Please disclose here that, from the indication of interest match to close, direct secondary transactions and SPV transactions take an average of 50 days to complete.
Our Growth Strategy, page 196

20. Refer to your response to comment 41. Please disclose your current plans to expand on-
         the-ground coverage in Asia and Europe, including the specific locations currently considered, the timing of such expansion or the current stage of planning any such expansion, and the estimated costs of such expansion, if known. In addition, please disclose the current international markets in which you offer your products and services and the international markets in which you may expand, the timing of such expansion or the current stage of planning of expansion into additional international markets, and the estimated cost of expanding into additional markets, if known. Management of New Forge After the Business Combination
2020 Summary Compensation Table, page 234

21. Please update your compensation disclosure to reflect the most recently completed fiscal year.
Description of New Forge Capital Stock
Forward Purchase Securities, page 263

22. Refer to your response to comment 48. Please revise to clarify whether units purchased by the Motive Fund Vehicles pursuant to the forward purchase agreement separate into the respective shares of common stock and warrants. In addition, please clarify whether the Motive Public Warrants included in the forward purchase agreement have the same material terms as the Domestication Public Warrants, and, if not, please disclose the material terms of the Motive Public Warrants.
 Blythe Masters
FirstName  LastNameBlythe Masters
Motive Capital Corp
Comapany
January 12,NameMotive
            2022       Capital Corp
January
Page 6 12, 2022 Page 6
FirstName LastName
       You may contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Erin Purnell at 202-551-3454 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance